Filed by Starz pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Starz

Commission File No.: 001-35294

Excerpt from Internal Communication to Employees, distributed September 1, 2016

Q: Is this acquisition a good thing? What are the goals of the integration?

A: Yes!  We believe that the combination of Lionsgate and Starz will create a global content powerhouse that gives the combined entity greater scale for attracting world-class talent, creating platform-defining content and distributing it with an incredible array of options.  The transaction unites two companies with strong brands and complementary assets and positions us to be an even stronger, more diversified, content-driven company.

When the transaction is complete, the combined entity will encompass: a world-class independent television business including nearly 90 series on more than 40 different networks; a feature film business that has generated an average of nearly $2 billion at the global box office each of the past four years; operation of or investment in 30 channel platforms around the world, including the flagship STARZ platform reaching more than 24 million U.S. subscribers, the STARZ ENCORE network with nearly 32 million subscribers and four OTT services; a 16,000-title film and television library; and a growing presence in location-based entertainment and video games driven by the company’s deep portfolio of brands and franchises.

Q: How long will the integration planning phase last? When will planning be complete?

A: We expect the transaction to close before year-end, meaning all planning for the combination should be completed by then as well.  During this initial planning phase, the integration team members will develop function-specific plans and recommendations for integrating and aligning policies, procedures and technologies. Full integration in some areas may extend into 2017.

Q: How long will it take to move the organization to one company? When will changes start taking place?

A: Some quick process or system consolidations may be implemented in the near term after the transaction closes. Broader initiatives may take up to 18 months to implement.

Q: Who is involved in the integration?

A: We have selected colleagues from both Lionsgate and Starz to serve on the integration team. As we progress in our planning, we will evaluate the need to include additional colleagues in our planning efforts.

Q: Are we engaging any external help with integration planning?

A: Deloitte Consulting has been engaged to assist us with integration planning. They will be on-site at Lionsgate for the next several weeks and will assist our integration teams with development of integration plans and recommendations.

Q: What happens next?

A: Until the transaction is complete, Starz and Lionsgate will remain separate companies, and it will be business as usual in our day-to-day responsibilities of delivering great entertainment to our customers.  Over the longer term, the combination of Lionsgate and Starz will create exciting new opportunities that we expect to make our two companies even stronger and more dynamic.

Q: When will we hear more specifics about the changes that are going to happen?

A: The Communications and Human Resources teams will update employees on a regular basis and provide information as it becomes available.

Q: What can I communicate externally?

A: Lionsgate and Starz employees should not share any integration-related communications with external parties at this time.  We’re in the process of establishing procedures for both internal and external integration-related communications, and it’s important that we speak with a single unified voice.

Q: What is leadership’s philosophy on communications?

A: Leadership is committed to open, timely and transparent communications with our employees.

Q: Where will the company be headquartered?

A: The combined company will be headquartered in Los Angeles.

Q: What will happen to the Denver, New York and other offices?

A: There will be a continued presence in Denver, New York and London as well as other offices.

Q: Can you tell me a bit more about the Lionsgate leadership?

A: Jon Feltheimer, Michael Burns and the rest of the Lionsgate team have built the first major new Hollywood studio in decades, and we’re thrilled to join with them. We beleive that our similar entrepreneurial cultures and shared vision of the future will make this alliance an incredible fit that creates tremendous value for our shareholders, great content for our audiences and limitless opportunities for our newly-combined company.  All the leadership is appreciative of the work, passion and dedication of both of our companies’ employees and more enthusiastic than ever about the future of our business.

Forward Looking Statements

The foregoing communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed transaction with Lionsgate, expected timing of completion of the transaction, statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, including integration planning by Lionsgate and Starz, and other matters that are not historical fact. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation satisfaction of conditions to the proposed transaction with Lionsgate. These forward-looking statements speak only as of the date they are made, and Starz expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Starz’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Starz, including the most recent Forms 10-K and 10-Q, for additional information about Starz and about the risks and uncertainties related to Starz’s business which may affect the statements made in this communication.

Important Additional Information

In connection with the proposed transaction, Lionsgate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lionsgate and Starz and a Prospectus of Lionsgate, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the Joint Proxy Statement included therein is in preliminary form. The proposed transaction involving Lionsgate and Starz will be submitted to Starz’s stockholders and Lionsgate’s stockholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Securityholders of Lionsgate and Starz will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.